UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 10, 2008

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
 Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: November 10, 2008

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD'S HOLLISTER PROJECT COMPLETES
THIRD TEST BATCH AT NEWMONT'S MIDAS MILL

November 10, 2008, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBG) today announced that it has completed the third 2008 milling test batch at its Hollister Project, in Nevada, USA.

Processing of the ore was completed in September and October 2008 at the Midas mill of Newmont Mining Corporation ("Newmont"), located 20 miles from Hollister. The Midas mill processed a test batch of 11,239 tons with a gold head-grade over 1.428 ounces per ton and a silver grade of 11.61 ounces per ton. Hollister Project realized net revenue of approximately $10 million based on the split of payable metal, 80% to Hollister and 20% to Newmont. The Midas mill recovers gold and silver using direct cyanidation, counter-current decantation and a Merrill Crowe recovery system. The results of the milling test batch were:

Processed Wet Tons	11,659
Processed Dry Tons	11,239
Gold Contained - ounces	16,000
Silver Contained - ounces	130,000
Gold Head Grade - ounces/ton	1.428
Silver Head Grade - ounces/ton	11.61
Recovered Gold - ounces	14,000
Recovered Silver - ounces	117,000
Gold Recovery - %	88
Silver Recovery - %	90

Improved recovery trends on the three test batches indicate that progress is being made in optimizing the Midas circuit for the Hollister high-grade gold and silver veins. This test batch agreement with Newmont was structured to incentivize the highest practicable metal recovery from the Hollister ores. Approximately 28,000 tons of Hollister ore have been processed, project-to-date, in various off-site processing facilities under existing federal and state permits for a small-scale operation during 2007 and 2008.

High-grades of the test batch are indicative of successful efforts at trial stoping the Hollister Project narrow veins. The Project team is testing various stoping methods to determine the most efficient and economical method of extracting the high-grade veins. Clementine stopes are being trial-stoped using cut and fill methods; Gwenivere stopes are being trial-stoped using a combination of cut and fill methods as well as shrinkage stoping.

President and CEO Ferdi Dippenaar said: "The metallurgical results are showing improvement and we will continue to test various process facilities until we obtain an optimum recovery from the high-grade Hollister veins. Test stoping results are also encouraging with the mining team proving their ability to extract the high-grade veins with minimal dilution and high efficiency. The Hollister Project is also maintaining an exceptional safety performance record, recently completing one year without a lost-time incident".

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin Gold and a qualified person has reviewed this release on behalf of the Company.

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Michael Curlook in North America 1 888 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.